SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

First Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320218100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 320218100	Page 1 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 1,194,141
6) Shared Voting Power -0-
7) Sole Dispositive Power 1,193,763
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,141*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 9.12
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 320218100	Page 2 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 378
6) Shared Voting Power -0-
7) Sole Dispositive Power -0-
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 378*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 320218100	Page 3 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 378
6) Shared Voting Power -0-
7) Sole Dispositive Power -0-
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 378*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

CUSIP No. 320218100	Page 4 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons National City Bank 34-0420310
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 1,193,763
6) Shared Voting Power -0-
7) Sole Dispositive Power 1,193,763
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,193,763*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 9.11
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

Page 5 of 8 Pages

ITEM 1(a) -	NAME OF ISSUER:

First Financial Corporation

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One First Financial Plaza Terre Haute, Indiana 47807

ITEM 2(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association; and National City Bank

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

National City Bank - 1900 East Ninth Street, Cleveland, OH 44114

ITEM 2(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania PNC Bancorp, Inc. - Delaware PNC Bank, National Association - United States National City Bank - United States

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:

Common

ITEM 2(e) -	CUSIP NUMBER:

320218100

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 6 of 8 Pages

ITEM 4	-	OWNERSHIP:

The following information is as of December 31, 2008:

(a) Amount Beneficially Owned: 1,194,141 shares*

* See the response to Item 6.

(b) Percent of Class: 9.12

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote 1,194,141

(ii) shared power to vote or to direct the vote -0-

(iii) sole power to dispose or to direct the disposition of 1,193,763

(iv) shared power to dispose or to direct the disposition of -0-

ITEM 5	-	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6	-	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of common stock reported herein, 378 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

Of the total shares of common stock reported herein, 1,193,763 shares are held in accounts at National City Bank in a fiduciary capacity.

ITEM 7	-	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

National City Bank - BK (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

ITEM 8	-	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9	-	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10	-	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009		February 12, 2009
Date		Date

By:	/s/ Joseph C. Guyaux	By:	/s/ Janice K. Henderson
	Signature - The PNC Financial Services Group, Inc.		Signature - National City Bank
	Joseph C. Guyaux, President		Janice K. Henderson, Officer
	Name & Title		Name & Title

February 12, 2009
Date

By:	/s/ Maria C. Schaffer
Signature - PNC Bancorp, Inc.
Maria C. Schaffer, Executive Vice President
Name & Title

February 12, 2009
Date

By:	/s/ Joseph C. Guyaux
Signature - PNC Bank, National Association
Joseph C. Guyaux, President
Name & Title

Page 8 of 8 Pages

EXHIBIT A

AGREEMENT

February 12, 2009

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with their beneficial ownership of common stock issued by First Financial Corporation.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.

BY:	/s/ Joseph C. Guyaux
Joseph C. Guyaux, President

PNC BANCORP, INC.

BY:	/s/ Maria C. Schaffer
Maria C. Schaffer, Executive Vice President

PNC BANK, NATIONAL ASSOCIATION

BY:	/s/ Joseph C. Guyaux
Joseph C. Guyaux, President

NATIONAL CITY BANK

BY:	/s/ Janice K. Henderson
Janice K. Henderson, Officer